MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS
(2016-present)
46	$1.2B	$42.0M	$2.2B	6,874
Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved

$3.8B	16.1M	21,586	$472.7M	4,116(60%)
Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Low-and Moderate- Income Housing Units